INVEST IN **VBIT DC**

# VBit DC is a versatile trend-setter in the bitcoin mining industry


VBit
DC
Better, Smarter &
Greener Bitcoin Mining

## Highlights

1. We are solving a huge problem in the crypto mining industry: maintenance cost & carbon footprint
2. We currently mine >$1M in BTC a month.
3. Projected profit of our operations, based on current market conditions is >$3.3M/month (not guaranteed)
4. We ordered and secured over 4,000 Bitmain Antminer S19 and S19 Pro miners.

4. We ordered and secured over 4,000 Bitmain Antminer S19 and S19 Pro miners.

5. Our Montana mining facility is 100% powered by hydroelectricity, so it leaves minimal carbon footprint
6. Our current aggregate operating hash rate is >75 petahashes, and it's expected to be >412 petahashes

## Our Founder



**Danh Vo**

Started my first business at the age of 13, and had a successful exit of over $1.6M by the age of 15. Took an interest in the cryptocurrency markets in 2015, and founded VBit Tech to help revolutionize the financial industry.

## VBit DC - Why You Should Join Us

### Overview:

VBit DC is a versatile trend-setter in the bitcoin mining industry and we want to make sure all its supporting pillars are strong, and all threats are removed to maintain ongoing stability. We are committed to using only the smartest solutions – most powerful mining equipment, latest renewable energy sources and efficient facilities with some of the cheapest electricity rates in the world.

### Highlights

- We are solving the biggest problems in the crypto mining industry: equipment unavailability, efficiency, electricity, maintenance cost, and carbon footprint.
- We currently mine over $800,000 in Bitcoin a month and hold all Bitcoins mined allowing us to take advantage of any future Bitcoin price increases.
- This is an opportunity to be part of the financial revolution - potential profit of our mining operations when all equipment is installed, based on current market conditions is over $3.3 million per month (not guaranteed).
- We ordered and secured over 4,000 Antminer S19 and S19 Pro miners – the most efficient and latest generation of ASIC mining hardware from Bitmain. Their arrival and "plug-in" started in batches in January 2021 with more equipment arriving monthly.
- Our Montana mining facility is 100% powered by hydroelectricity, so it leaves very little carbon footprint. It's just bitcoin mining in a responsible manner for the environment.
- Our current aggregate operating hash rate is over 75 petahashes, and by September, as our machines keep arriving, expected operating hashrate is over 412 petahashes
- To sum up - we believe that our low operating costs with our arriving equipment will make us one of the largest and most profitable Bitcoin mining operations in North America (not guaranteed)

### Current state

Bitcoin is in the midst of a long bullish trend following the recently achieved all-time high and is embracing a huge volume of institutional support across a broad spectrum of different industry types, including hedge funds, asset managers, banks, corporate treasurers, insurance, and pension funds.

What about mining? Institutions are now taking Bitcoin mining to a new level as well. Their entry is definitely a game-changer. In the past six months, they have poured over $500 million into Bitcoin mining, leading to major equipment cost increase, as well as their shortage.

### Problem

### Problem

Due to increased interest, the total power consumption of Bitcoin mining in 2020 is estimated at 77.8 TWh per year which is the equivalent of the entire country of Chile. A single mining transaction uses 686.5 kWh which equates to 23.3 days of power for an average US household. With an average electricity price of $0.12 kWh, the cost of a single transaction is over $82! That seriously harms the profitability of the mining business.

Additionally, this amount of power generation is estimated to add over 36.9 metric tonnes of carbon dioxide to the atmosphere which is the same as New Zealand in a year!

### Solution

Our new Montana Data facility, entirely based on green, renewable hydroelectric energy, provides access to one of the cheapest electricity rates globally, plus cooler conditions making it an ideal place to turn dormant manufacturing plants into server farms to mine Bitcoin.


Mining Facility, Montana / USA
With an array of over 800 Bitmain S19 Series Antminers our current aggregate operating hash rate is 75,000 TH/s, and as our machines keep arriving, expected operating hashrate is 412,000 TH/s. Everything is 100% powered by hydroelectricity!


Renewable Energy
Our operation is is 100% powered by hydroelectricity, so it does not leave a carbon footprint at all. It's just bitcoin mining in a responsible manner for the environment, and for our profitability.

In addition, VBit DC has a direct line to Bitmain, the largest manufacturer of mining hardware. We are able to source hardware and expand our mining operations when others can't.


Best Mining Machines
We use only the best, cutting-edge high ROI machines - Bitmain Antminer S19 series ASIC miners achieving efficiency of up to 110 TH.


Over 412,000 TH/s
Aggregated Hash Power


Cheapest Electricity Rates in the World
Electricity cost is the main killer of bitcoin mining operations. Our electricity rate is among the cheapest in the world.

### Experienced Team


Our Leadership
Don Vo
CEO
Tech Entrepreneur, Early Bitcoin Adopter
Jin Gao
VP of Growth
Entrepreneur, 15+ Years Real Estate Broker/Sales

### Road map


Company Milestones
January 2018
VBit Technologies is founded
January 2020
VBit DC is Born
January 2021
1st Batch of Bitmain S19 is Plugged and Live
March 2021
$811K Revenue is Hit
March 2021
Company Launches Reg CF Round

## Disclaimer

We are in our “testing-the-waters” phase which means that, at this point, you are only reserving your shares and before our Reg CF Round is officially launched:

1. No money or other consideration is being solicited, and if sent in response, will not be accepted;

2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform;

3. Person’s indication of interest involves no obligation or commitment of any kind.